SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70
NIRE 29.300.006.939
Public Company

RELEVANT FACT

Braskem S.A. (“Braskem”), as required in the provisions of CVM Instruction No. 358/02, informs its shareholders and the market of the following:

INTEREST ATTRIBUTABLE TO SHAREHOLDERS’ EQUITY

We inform the Company Shareholders that the Board of Directors, at a meeting held on 12.14.2004, has decided to authorize the payment of up to R$170,000,000.00 (one hundred and seventy million reais) as interest attributable to shareholders’ equity, to Braskem shareholders, and has authorized the Board of Executive Officers to establish, at a meeting to be held on December 31, 2004, the precise amount to be effectively credited to the shareholders, within the limit set forth by the Board of Directors, in function of the amount to be ascertained at the end of this 2004 fiscal year, further observing the Company's legal and statutory rules and limits, designating said amount to the mandatory and priority dividends for the 2004 fiscal year, pursuant to Law No. 9249/95 and paragraph 6th of article 44 of the By-Laws.

It was further established that the payment of interest attributable to shareholders’ equity should occur within the same limit generally set forth for the payment of dividends, i.e., within up to 60 (sixty) days after the Ordinary Shareholders Meeting to be held in 2005. The precise amount of interest on own capital, to be paid, and additional information relating to the payment, will be the subject matter of a notice to shareholders publication, after 12.31.2004.

The base for calculation of this payment will be the 12.31.2004 stock position, and as of 01.03.2005 the shares will be traded at the Stock Exchanges net of this interest attributable to shareholders’equity.

In view of said deliberation, the conversion of class "B" preferred shares into class "A" preferred shares will be suspended for the period of December 16 through 31, 2004, as a privilege set forth in paragraph 3rd of art. 6th of the Company's By-Laws.

Shareholders' Service Locations: Branches of Banco Itaú S.A. located at the following addresses.
- Rua Boa Vista, 176 - 1º subsolo – São Paulo-SP;
- Rua Sete de Setembro, 99 - Subsolo - Rio de Janeiro-RJ;
- Av. João Pinheiro, 195 - Térreo - Belo Horizonte-MG;
- Rua Sete de Setembro, 746 - Térreo - Porto Alegre-RS;
- Rua João Negrão, 65 - Sobreloja - Curitiba-PR;
- Av. Estados Unidos, 50 - 2º andar - Salvador-BA;
- SCS Quadra 3 - Edifício D’Ângela - Sobreloja - Brasília-DF.

São Paulo, December 16, 2004.

_____________________
BRASKEM S.A
Paul Altit
Director of Relations with Investors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2004

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer